UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Achievement of its Sustainability

Performance Target

Mexico City, Mexico, June 25, 2026— Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announces that the Company has achieved the Sustainability Performance Target (“SPT”) associated with its sustainability-linked bonds (certificados bursátiles vinculados a la sostenibilidad) issued under the ticker symbols OMA 22L, OMA 22-2L, OMA 23L and OMA 23-2L.

The STP consisted of reducing Scope 1 and Scope 2 greenhouse gas emissions, measured as kilograms of CO2 equivalent per passenger (kgCO2e/PAX), by 58% as of December 31, 2025 , compared to the 2018 baseline year. As of 2025, the Company achieved an 88% reduction, exceeding the established target.

This achievement was made possible through the implementation of a strategy based on two key pillars: energy efficiency and the decarbonization of airport operations.

Regarding energy efficiency, OMA has invested in high-efficiency systems, equipment and infrastructure optimization, as well as projects aimed at reducing energy consumption across its airports.

Regarding decarbonization, the Company has implemented initiatives to increase the use of renewable energy and reduce emissions associated with its operations, including the installation of solar panels, the procurement of renewable electricity through Power Purchase Agreements (PPAs), the deployment of battery energy storage systems, and the gradual transition to electric and hybrid vehicles within its airport operations.

Achievement of the SPT has been verified by the external verifier Áddere Solutions, S.C. Annex A to this release includes the "Verification Report of the kgCO₂e/PAX Metric" issued by Áddere Solutions, S.C. for the fiscal year ended December 31, 2025.

OMA remains committed to advancing energy efficiency and decarbonization initiatives across its airports, further strengthening the resilience of its operations.

Chief Financial Officer Ruffo Pérez Pliego +52 (81) 8625 4300 rperezpliego@oma.aero	www.oma.aero	Investor Relations: Emmanuel Camacho +52 (81) 8625 4308 ecamacho@oma.aero

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 people to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Since December 2022, OMA is part of VINCI Airports, the world´s leading private airport operator.

Webpage: www.oma.aero

X: http://twitter.com/OMAeropuertos

Facebook https://www.facebook.com/OMAeropuertos

Annex A – Verification Report of the kgCO2e/PAX Metric

FO-07.09 R05 Formato Dictamen de Verificación

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.	DICTAMEN DE VERIFICACIÓN Periodo de verificación: 01/01/25- 31/12/25	Áddere

DICTAMEN DE VERIFICACIÓN DEL REPORTE DE LA MÉTRICA

kgCO₂e/PAX

El equipo verificador asignado por Áddere Solutions, S.C., quien fue contratado para la verificación de la métrica ***kgCO₂e/PAX*** del año 2025 calculada conforme al Protocolo de GEI Alcance 2, las Particularidades técnicas y las fórmulas para la aplicación de metodologías para el cálculo de emisiones de gases o compuestos de efecto invernadero publicadas en el DOF 03/09/15, así como al marco de referencia para instrumentos vinculados a la sostenibilidad del año 2022 emitido por **Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.**, cuyo representante legal es *C. Ruffo Pérez Pliego Del Castillo* y basado en la norma internacional *ISO 14064-3:2019 "Especificación con orientación para la validación y verificación de declaraciones sobre gases de efecto invernadero"*, otorga un:

DICTAMEN POSITIVO

De la información contenida en la cuantificación de la Métrica: $KgCO_2e$/PAX del periodo 01/01/2025 al 31/12/2025, con **0.18 kilogramos de CO_2 equivalente por pasajero** verificados, que se desglosa de la siguiente manera:

Métrica reportada por OMA ($kgCO_2e$/PAX)	Métrica verificada por Áddere ($kgCO_2e$/PAX)	Materialidad (%)
0.18	0.18	0.32

PAX: Pasajero

El proceso de verificación incluyó:

- Revisión documental del invetarios de emisiones de GEI y métrica de los aeropuertos, de sistemas de información, registros de pasajeros y entrevistas remotas con personal responable de estimación de la métrica durante el mes de abril 2026.
- Verificación de la herramienta de cálculo (power BI) para la estimación de la métrica con cantidad 0.18 kilogramos de CO_2 equivalente por pasajero y materialidad de 0.32 %, bajo un nivel de nivel de aseguramiento limitado.

Ing. J. Jesús Castillo Monrroy
Verificador Líder
Ciudad de México a 12 de mayo de 2026

Ing. Beatriz Martínez Ocampo
Revisora Independiente
Ciudad de México a 13 de mayo de 2026

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.	DICTAMEN DE VERIFICACIÓN Periodo de verificación: 01/01/25- 31/12/25	Áddere

Fecha de emisión del dictamen 13/05/2026

ÁDDERE SOLUTIONS, S.C.

Rio Misisipi 49, Piso 14, Col. Cuauhtémoc, Alc. Cuauhtémoc, C.P. 06500, CDMX Tel. 55 7159 0963.

info@adderes.com

Organismo de certificación para la verificación de la emisión de GEI.

Acreditación EMA: GEI012/19

www.adderes.com

SERVICIO CARBONO NEUTRAL

Este es un servicio de verificación es carbono neutral ya que las emisiones de GEI generadas por Áddere han sido neutralizadas a través de la adquisición de bonos de carbono del proyecto forestal Fresh Breeze, ubicado en Chiapas, Tabasco y Nayarit. Para más detalle, puede consultar nuestra pagina de internet www.adderes.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated: June 25, 2026